Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Notice to shareholders – Distribution of dividends, August 2, 2006
2.	2Q06 Earnings Release, August 2, 2006

Item 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on August 02, 2006, approved the distribution of dividends, payable from the 2006 net earnings account, in the amount of R$72,000,008.43 (seventy-two million and eight reais and forty-three cents).

Dividends will be paid from August 17, 2006 without remuneration or monetary restatement. The holders of common and preferred shares will receive the dividend of R$0.887398 per share.

The record date to establish the right to receive the dividend will be August 9, 2006 in Brazil, and August 14, 2006 in the United States of America. As from August 10, 2006, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, August 2, 2006.

Fábio Schvartsman
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

Item 2

São Paulo, August 2, 2006 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), as well as logistics for chemical products and fuels (Ultracargo), hereby reports the results for the second quarter 2006.

IR Contact E-mail: invest@ultra.com.br Telephone: 55 11 3177-6695 Website: www.ultra.com.br	The 27% increase in EBITDA, compared to 1Q06, is the direct result of the consolidation of our LPG distribution structure review, together with a more favorable market. In the petrochemical business, our commercial strategy has enabled us to report a better result than in 1Q06.

Results Conference Call
Date: August 7, 2006
National
10.00 am (New York time)
Telephone: 55 11 2103-1687
Code: Ultrapar
International 11.00 am (New York time)
Brazilian participants: 0-800-891-3951
US participants: 1-800-322-9079
International participants: 1 (973) 582-2862
Code: Ultrapar or 7577094	➢	EBITDA AT ULTRAGAZ REACHED R$78 MILLION, UP 40% AND 25%, COMPARED TO 1Q06 AND 2Q05, RESPECTIVELY

	➢	EBITDA AT OXITENO AMOUNTED TO R$46 MILLION, CONFIRMING THE POSITIVE SEQUENTIAL EVOLUTION IN RESULTS

	➢	NET EARNINGS WERE 55% HIGHER THAN 1Q06, AND UNCHANGED COMPARED TO 2Q05

	➢	APPROVAL OF A R$72 MILLION DIVIDEND – 50% PAYOUT OVER 1H06 NET EARNINGS – AND A SHARE REPURCHASE PROGRAM
Ultrapar Participações S.A. UGPA4 = R$34.10 / share UGP = US$15.73 / ADR (06/30/06)

“The improvement in Ultrapar's results, quarter over quarter, confirms that the company is gaining momentum. As result of specific market initiatives and increase in specialty chemicals sales, we have managed to keep the level of Oxiteno’s results over the last three quarters, despite the increasing cost of oil and the appreciation in the Brazilian Real. At Ultragaz, the revision of its distribution structure has brought about a significant improvement in the company's results. We expect growing earnings on a year-over-year basis in the next quarters, while at the same time we work with discipline and determination on expanding Ultrapar through acquisitions.”

Paulo G. A. Cunha – CEO

Summary of the Second Quarter 2006

Profit and Loss Data Ultrapar Consolidated	2Q06	2Q05	1Q06	Δ(%) 2Q06v2Q05	Δ(%) 2Q06v1Q06	1H06	1H05	Δ(%) 1H06v1H05

Net Sales and Services	1,197	1,202	1,098	(0%)	9%	2,295	2,339	(2%)
Gross Profit	237	251	199	(6%)	19%	436	510	(15%)
Operating Profit	90	119	59	(24%)	52%	149	241	(38%)
EBITDA	136	165	107	(17%)	27%	243	333	(27%)
Net Earnings	88	89	57	(2%)	55%	145	190	(24%)
Earnings per Share*	1.08	1.10	0.70	(2%)	55%	1.78	2.41	(26%)

Amounts in R$ million (except EPS)
        *Calculated based on the weighted average of the number of shares during the period

Operational Data Ultragaz	2Q06	2Q05	1Q06	Δ(%) 2Q06v2Q05	Δ(%) 2Q06v1Q06	1H06	1H05	Δ(%) 1H06v1H05

Total volume (‘000 tons)	393	388	355	1%	11%	748	744	1%
Bottled	271	264	240	3%	13%	511	504	1%
Bulk	122	124	115	(2%)	6%	237	240	(1%)

Operational Data Oxiteno	2Q06	2Q05	1Q06	Δ(%) 2Q06v2Q05	Δ(%) 2Q06v1Q06	1H06	1H05	Δ(%) 1H06v1H05

Total volume (‘000 tons)	134	136	129	(1%)	4%	263	256	3%
Sales in Brazil	94	86	86	10%	9%	181	170	6%
Sales outside Brazil	40	50	42	(20%)	(7%)	82	86	(4%)

Operational Data Ultracargo	2Q06	2Q05	1Q06	Δ(%) 2Q06v2Q05	Δ(%) 2Q06v1Q06	1H06	1H05	Δ(%) 1H06v1H05

Effective storage (‘000 m3 )[1]	235	211	225	11%	4%	230	208	11%
Total kilometrage (million)	11.4	13.4	12.6	(15%)	(10%)	24.0	26.2	(9%)

       1 monthly average

Macroeconomic Indicators	2Q06	2Q05	1Q06	Δ(%) 2Q06v2Q05	Δ(%) 2Q06v1Q06	1H06	1H05	Δ(%) 1H06v1H05

Exchange rate - average (R$/US$)	2.1852	2.4818	2.1959	(12%)	(0%)	2.1906	2.5735	(15%)
Brazilian basic interest rate (CDI)	3.6%	4.6%	4.0%			7.8%	8.9%
Inflation in the period (IPCA)	0.1%	1.3%	1.4%			1.5%	3.2%

Highlights

➢	Payment of R$72 million in dividends – On August 2, 2006, Ultrapar’s Board of Directors decided to pay an interim dividend of R$72 million, or R$0.887398 per share, referring to the anticipation of the fiscal year of 2006, to be paid out on 17 August 2006. This amount is equivalent to a 50% payout over 1H06 net earnings.

➢	Share repurchase program – Ultrapar's Board of Directors approved a repurchase program for the shares issued by the company, once the buyback of Ultrapar’s shares is an attractive investment option for the company's available cash. The program allows for the buyback of up to 10% of the preferred shares in the market, remains in force for one year with the possibility of renewal.

Ultrapar in the Macroeconomic Scenario

As per the Inflation Report published by the Brazilian Central Bank at the end of June, the improvement in economic activity seen in the first quarter continued into the beginning of the second quarter 2006. According to IBGE - Brazilian Institute for Geography and Statistics, and the National Industry Confederation, indicators such as industrial production, as well as industrial and commercial sales, experience a rising trend in the first half of the year. The scenario of lower interest rates and higher consumer incomes - due to the increase in the minimum salary, income transfer plans and real expansion in wages - represented the main driving forces in the Brazilian economy in this period.

At Ultragaz, the growth seen in the LPG market, together with the capturing of the benefits arising from its distribution structure review, were the main drivers behind the recovery seen in profitability, expressed in EBITDA/ton, which increased by 27% and 23%, compared to 1Q06 and 2Q05, respectively. EBITDA at Ultragaz in 2Q06 amounted to R$78 million, an increase of 40% on 1Q06 and up 25% on the same period in 2005.

Oxiteno reported EBITDA of R$46 million in 2Q06, in line with the EBITDA reported in the last two quarters –1Q06 and 4Q05. The company, as a result of increasing volume and improving its sales mix, has managed to minimize the negative effects of the higher oil prices and stronger Real on its earnings.

EBITDA at Ultracargo amounted to R$11 million in 2Q06, 17% higher than the EBITDA reported in 1Q06, but down 21% on the EBITDA reported in 2Q05. The increase in relation to 1Q06 was basically due to the increase of the volume of products handled at its terminals. Compared to 2Q05, the lower EBITDA reflects mainly the inter-harvest period, that reduces the level of operations at the Santos Terminal and affected Ultracargo at the beginning of the second quarter.

Ultrapar ended 2Q06 with a R$136 million EBITDA, an increase of 27% compared to 1Q06, and net earnings of R$88 million, 55% higher than the net earnings in 1Q06, and in line with the net earnings reported in the same period 2005. This is the second quarter running in which Ultrapar has reported quarter-over-quarter earnings growth, confirming the positive trend for the company’s results.

Operational Performance

Ultragaz – The Brazilian LPG market expanded by 1.7% in 2Q06, when compared to 2Q05, benefited by the improvements seen in disposable income of the Brazilian population and the revision of the use of LPG vis-à-vis natural gas, driven by the uncertainties regarding natural gas supply from Bolivia.

Ultragaz’s sales volume in the bottled segment increased by 2.7% (7,100 tons) compared to 2Q05, basically due to certain commercial initiatives taken by the company. In the same period, Ultragaz’s sales volume in the bulk segment dropped by 1.9%, (2,400 tons) – despite the revision of the use of natural gas by the customers, which in many cases returned to LPG as energy source, in 2Q06 the company lost one large industrial client, this loss being already expected, which consumed approximately 3,000 tons per quarter. Ultragaz's sales volume totaled 393,000 tons in 2Q06, up 1.2% on the sales volume in 2Q05, but below the performance of the rest of the market due to the loss of the industrial client above mentioned.

Compared to 1Q06, Ultragaz’s sales volume was up 10.7%, basically reflecting the seasonal variation between the two periods. For 1H06, Ultragaz’s sales volume totaled 748,000 - up 0.6% on 1H05.

Oxiteno - Total sales volume in 2Q06 amounted to 134,000 tons, practically the same figure as in 2Q05, but with an improved geographical sales mix - with a higher participation of domestic sales in detriment to exports, and a better product mix, with 74% of sales volume represented by specialty chemicals.

In the domestic market, sales volume amounted to 94,000 tons, up 10% on 2Q05, the growth spread among the market segments, reflecting several specific commercial initiatives on the part of Oxiteno, resulting in market share gains with certain clients. The volume sold in outside Brazil amounted to 40,000 tons, down 20% in relation to 2Q05, driven by the increased sales in the domestic market.

Compared to 1Q06, Oxiteno’s sales volume was up 4%, the result of the 9% increase in sales to the domestic market, and a 14% increase in sales at Canamex. Accumulated sales volume in 2006 amounted to 263,000 tons, up 3% on 1H05, basically due to the sales growth in the domestic market.

Ultracargo – Average storage volumes at Ultracargo in 2Q06, measured in cubic meters, were 11% higher than in 2Q05, basically due to the start-up of operations at the Santos Terminal, in the third quarter of 2005. In comparison to 1Q06, average storage volumes measured in cubic meters were up by 4%, also due to the increased capacity utilization of the Santos Terminal. In the transport segment, total kilometrage traveled was down 15% and 10% compared to 2Q05 at 1Q06, respectively, as a result of the decision to cease certain operations with lower aggregate value.

For the year-to-date, Ultracargo's average storage volumes were up 11%, as measured in cubic meters, while kilometrage traveled was down 9%.

Economic - Financial Performance

Net Sales and Services – Ultrapar's net consolidated sales and services in 2Q06 amounted to R$1,197 million, almost unchanged in relation to the same quarter in 2005, and 9% up on 1Q06. In 1H06, Ultrapar's net sales and services amounted to R$2,295 million, down 2% on 1H05.

Ultragaz – Net sales and services at Ultragaz amounted to R$781 million in 2Q06, up 6% on 2Q05, as a result of the market repositioning brought about by its distribution structure review and the increase in volume sold. Compared to 1Q06, net sales and services were up 13%, basically due to the seasonal increase in sales volume and the company's distribution structure review. In 1H06, Ultragaz’s net sales and services totaled R$1,475 million, up 5% on 1H05.

Oxiteno – Oxiteno reported net sales and services of R$370 million in 2Q06, down 13% on 2Q05, basically due to the 12% appreciation in the Brazilian Real and the drop in international glycol prices in 2005, partially offset by the improvement in sales mix. Compared to 1Q06, there was an increase of 4%, in line with the increase in sales volume, given that the average price and exchange rate remained practically unchanged. Accumulated net sales and services at Oxiteno in 1H06 amounted to R$728 million, 14% lower than in 1H05.

Ultracargo – Ultracargo reported net services of R$59 million in 2Q06, practically unchanged in relation to 2Q05 and 1Q06. The increase in revenues as a result of the rise in average storage levels was offset by the reduction in transport revenues. In 1H06, Ultracargo's net revenues totaled R$117 million, up 4% on the revenues reported in 1H05.

Cost of Sales and Services – Ultrapar's cost of sales and services amounted to R$961 million in 2Q06, up 1% and 7% compared to 2Q05 and 1Q06, respectively. In 1H06, Ultrapar's cost of sales and services amounted to R$1,859 million, up 2% on 1H05.

Ultragaz – Ultragaz reported an increase of 3% in its cost of sales and services in 2Q06, compared to 2Q05, basically due to (i) the increase in volume sold, (ii) the increase in the cost of freight and fuel and (iii) the increase in personnel expenses, due to annual collective wage increase agreement in 2005. Compared to 1Q06, the cost of sales and services was up 10% as a result of the seasonal variation of 11% in sales volume, partially offset by initiatives of the company's distribution structure review. In the first half of the year, Ultragaz's cost of sales and services amounted to R$1,246 million, a 3% increase on that reported in 1H05.

Oxiteno – The cost of sales and services at Oxiteno amounted to R$285 million in 2Q06, down 4% on 2Q05, due basically to (i) the appreciation of the Brazilian Real, which partially compensated for the rise in the dollar cost of ethylene and (ii) the lower fixed costs, related to the reduction in the finished products inventory in 2Q05. Compared to 1Q06, costs increased by 2%, less than the 4% increase in sales volume, also due to lower fixed costs. The company's cost of sales and services in 1H06 amounted to R$564 million, down 1% in relation to 1H05.

Ultracargo – The cost of services provided by Ultracargo in 2Q06 amounted to R$37 million, down 1% compared to the same quarter in 2Q05, and 4% lower than in 1Q06, basically due to the reduction in the cost of third parties transport service, in line with the reduction in the volume of services provided. In the first half, the company's total cost of services was 1% higher than in 1H05.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$147 million, up 12% and 5%, compared to 2Q05 and 1Q06, respectively. In 1H06, sales, general and administrative expenses amounted to R$288 million, up 7% in relation to 1H05.

Ultragaz – Sales, general and administrative expenses at Ultragaz amounted to R$79 million in 2Q06, up 14% compared to 2Q05, principally as a result of (i) annual salary increases as a result of collective wage agreements, (ii) higher variable remuneration, in line with the expansion in results and (iii) non-recurring claims indemnity expenses of approximately R$1.5 million. Compared to 1Q06, sales, general and administrative expenses increased by 7%, as a result of higher sales expenses, due to the higher sales volume. In 1H06, sales, general and administrative expenses were 8% higher than in 1H05.

Oxiteno – Sales, general and administrative expenses at Oxiteno totaled R$51 million in 2Q06, up 4% on 2Q05 and 1Q06, as a result of higher administrative expenses, due to (i) higher personnel expenses, mostly related to salary increases arising from the annual collective wage agreements and increase in workforce, and (ii) IT expenses, mainly related to operational excellence projects. Sales expenses were 15% and 3% lower, compared to 2Q05 and 1Q06 respectively, basically due to the reduction in international freight expenses, as a result of the lower volume sold outside Brazil, particularly the Far East. In 1H06, sales, general and administrative expenses were 1% lower than in 1H05.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$18 million in 2Q06, up 29% on 2Q05, basically due to the increase in operational workforce (including the Santos Terminal structure, maintenance workforce and internal logistics service staff), due to new operations, as well as salary increases due to the collective wage agreements. Compared to 1Q06, Ultracargo saw a drop of R$0.7 million in the SG&A. In the first half of the year, sales, general and administrative expenses were up 33% compared to 1H05.

EBITDA – Ultrapar reported consolidated Earnings Before Interest, Depreciation and Amortization (EBITDA) of R$136 million in 2Q06, a 17% decrease on 2Q05, but an increase of 27% on 1Q06. This is the second quarter running that Ultrapar has reported an increase in quarter-over-quarter EBITDA, confirming the positive trend in the company’s results. EBITDA accumulated in 1H06 amounted to R$243 million, down 27% on 1H05.

Ultragaz – Ultragaz reported EBITDA of R$78 million in 2Q06, up 25% and 40% compared to the EBITDA reported in 2Q05 and 1Q06, respectively. For the first half, Ultragaz's EBITDA amounted to R$133 million, up 23% on 1H05. The significant improvement in EBITDA is the result of benefits arising from the review to the company's distribution structure, as well as the increase in sales volume.

Oxiteno – EBITDA at Oxiteno in 2Q06 amounted to R$46 million, a 47% decrease on 2Q05, due to the adverse operating scenario faced since the middle of 2005, caused by the higher oil price level, pressure on petrochemical commodity prices and the appreciation in the Brazilian Real. Compared to 1Q06, EBITDA increased 14% -through increasing volume and improving its sales mix, the company has managed to minimize the negative effects of the increase in oil prices and the appreciation in the Brazilian Real on its earnings. In 1H06, EBITDA at Oxiteno totaled R$87 million, down 56% compared to 1H05.

Ultracargo – Ultracargo ended the quarter with EBITDA of R$11 million, an increase of 17% in relation to 1Q06, due to the expansion in operations. However, compared to 2Q05, EBITDA was down 21%, principally due to additional costs and expenses from new operations in the ramp up phase. EBITDA for the first half of 2006 amounted to R$20 million, down 15% on 1H05.

Financial Result – Ultrapar's financial result was positive in 2Q06, with a financial income of R$22 million, compared to financial expenses of R$17 million in 2Q05, as a result of (i) the non-recurring positive effect of R$27 million due to the winning of a lawsuit related to the payment of PIS and COFINS by the company's subsidiaries Oxiteno Nordeste and Transultra, explained in further detail below, and (ii) the increase in the company's net cash position, which amounted to R$162 million at the end of 2Q06, compared to net cash of R$105 million at the end of 2Q05, which offset the drop in interest rates.

Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. As occurred in 1Q06, in April 2006 the Federal Supreme Court ruled in favor of Ultrapar, resulting in the addition of R$27 million to the company's earnings in 2Q06. Ultrapar has yet other subsidiaries that are also appealing the levying of these taxes, which has yet to be ruled on. Should the court rule in favor of these subsidiaries, Ultrapar estimates that the total effect on the Company's financial result will be an additional R$20 million, net of legal fees.

Net Earnings – The company's net consolidated earnings in 2Q06 amounted to R$88 million, 2% below 2Q05, but up 55% in relation to 1Q06. For the first half, accumulated net earnings amounted to R$145 million, down 24% on the net earnings reported in 1H05.

Investments – Total investments (CAPEX) in the quarter amounted to R$81 million, distributed as follows:

  At Ultragaz, investments were made in the replacement and acquisition of cylinders and tanks for the bottled and small bulk segments (UltraSystem).

  At Oxiteno, the rate of investment on capacity expansion projects was increased, with R$31 million invested in the quarter, principally on the construction of the new fatty alcohols plant, the expansion of specialty chemicals production and the expansion of ethylene oxide production in Mauá.

  Capital expenditure at Ultracargo was designated mainly to expansion the Suape terminal and to the construction of an integrated rail and road storage facility for solid chemical products at Camaçari.

Consolidated capital expenditure and acquisitions, net of disposals R$ million

Ultrapar in the Capital Markets

Ultrapar shares depreciated by 10% in 2Q06, affected by the volatility in the financial markets driven by U.S. interest rates and the negative scenario in the petrochemical sector. In this same period, both the Ibovespa and the IBX depreciated by 3%. For the year-to-date, the shares of Ultrapar have appreciated by 5%, while the Ibovespa and IBX have risen by 9% and 10%, respectively. Ultrapar's average daily trading volume in 2Q06 amounted to R$4 million, down 46% on 2Q05, when the trading volume was positively influenced by the follow-on offering carried out in April 2005.

Outlook

The improvement in various aspects of the domestic economy seen in the first half of the year is a favorable indicative for Ultrapar’s operational performance in the year. At Ultragaz, the benefits from its distribution structure review, added to the increase in the Brazilian population income, should result in a significant improvement in earnings, compared to 2005. At Oxiteno, the company estimates that sales will continue to improve in the domestic market, due to a stronger economy and the company’s commercial strategy. Ultracargo in turn, should obtain benefits from the increasing volume of operations at the Santos Terminal. Concurrently, the company keeps its focus on seeking expansion opportunities through acquisitions.

Forthcoming Events

Conference Call/ Webcast for market analysts: August 7, 2006

Ultrapar will be holding conference calls for analysts, on August 7, 2006 to comment on the company's performance in the second quarter 2006, and future outlook. The presentation will be available for download on the company's web site one hour before the start of the conference calls.

National: 11.00 am (Brasília time)
Telephone number for registration (by August 4, 6 p.m.): +55 11 2103-1687
Address for registration : conferencecall@wittel.com.br
Code : Ultrapar
For connection please call 5 minutes before the conference call on telephone number: +55 11 2101-4848.

International: 12.00 am (Brasília time) / 11.00 a.m. (Eastern Standard Time, New York)
Brazilian participants : 0-800-891-3951
US participants : 1-800-322-9079
International participants : +1 (973) 582-2862
Code : Ultrapar or 7577094

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial focus	2Q06	2Q05	1Q06	1H06	1H05

Ultrapar - EBITDA margin	11%	14%	10%	11%	14%
Ultrapar - Net Margin	7%	7%	5%	6%	8%

Productivity	2Q06	2Q05	1Q06	1H06	1H05

Ultragaz - EBITDA R$/ton	197	160	156	178	145
Oxiteno - EBITDA R$/ton	345	639	314	330	775

Focus on Human Resources	2Q06	2Q05	1Q06	1H06	1H05

Number of employees: Ultrapar	6,905	6,877	6,981	6,905	6,877
Number of employees: Ultragaz	4,273	4,452	4,377	4,273	4,452
Number of employees: Oxiteno	1,248	1,161	1,214	1,248	1,161
Number of employees: Ultracargo	1,171	1,058	1,178	1,171	1,058

Focus on Capital Markets	2Q06	2Q05	1Q06	1H06	1H05

Quantity of Shares (million)	81,325	81,325	81,325	81,325	81,325
Market Value [1] – R$ million	2,936	3,459	2,791	2,858	3,543

Bovespa
Average Daily Volume (’000 shares)	58,656	95,090	73,065	65,919	87,934
Average Daily Financial Volume (R$’000)	2,092	4,019	2,507	2,301	3,835
Average Share Price (R$ / ’000 shares)	35.7	42.3	34.3	34.9	43.6

NYSE
Quantity of ADRs[2] (‘000 ADRs)	11,652	10,098	11,319	11,652	10,098
Average Daily Volume (ADRs)	48,748	73,161	96,398	72,382	59,560
Average Daily Financial Volume (US$’000)	820	1,260	1,528	1,172	1,021
Average Price (US$ / ADRs)	16.8	17.2	15.9	16.2	17.2

Total[3]
Average Daily Volume (’000 shares)	107,403	168,251	169,463	138,301	147,494[4]
Average Daily Financial Volume (R$’000)	3,877	7,158	5,851	4,859	6,426

1 calculated based on the weighted average price in the period
2 1 ADR = 1 preferred share
3 Total = BOVESPA + NYSE
4 Adjusted retroactively for the stock dividend in February 2005

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-6695
invest@ultra.com.br
www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2006	2005	2006

ASSETS
Cash and cash equivalents	1,111.4	600.2	1,085.1
Trade accounts receivable	355.6	361.3	335.0
Inventories	197.2	236.7	208.4
Other	130.0	116.9	100.6

Total Current Assets	1,794.2	1,315.1	1,729.1

Investments	33.0	35.6	32.4
Property, plant and equipment	1,089.2	1,059.0	1,070.2
Deferred charges	107.1	96.3	102.5
Long term investments	522.4	354.7	382.1
Other long term assets	171.6	121.4	165.1

Total Long Term Assets	1,923.3	1,667.0	1,752.3

TOTAL ASSETS	3,717.5	2,982.1	3,481.4

LIABILITIES
Loans and financing	120.3	135.0	129.7
Debentures	15.3	18.7	4.2
Suppliers	90.0	62.5	94.4
Payroll and related charges	66.9	64.8	56.3
Taxes	21.7	17.7	14.8
Other accounts payable	19.8	21.4	21.1

Total Current Liabilities	334.0	320.1	320.5

Loans and financing	1,036.1	396.2	905.9
Debentures	300.0	300.0	300.0
Income and social contribution taxes	24.7	32.9	24.5
Other long term liabilities	49.3	65.1	46.3

Total Long Term Liabilities	1,410.1	794.2	1,276.7

TOTAL LIABILITIES	1,744.1	1,114.3	1,597.2

STOCKHOLDERS’ EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.4	0.2	0.4
Revalution reserves	14.2	15.7	14.6
Profit reserves	829.1	685.4	829.0
Retained earnings	151.8	190.9	63.4

Total Stockholders’ Equity	1,941.5	1,838.2	1,853.4

Minority Interests	31.9	29.6	30.8

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,973.4	1,867.8	1,884.2

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	3,717.5	2,982.1	3,481.4

Cash and Long term investments	1,633.8	954.9	1,467.2
Debt	1,471.7	849.9	1,339.8

Net cash (debt)	162.1	105.0	127.4

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2006	2005	2006	2006	2005

Net sales and services	1,197.4	1,202.0	1,097.7	2,295.1	2,339.0

Cost of sales and services	(960.7)	(951.0)	(898.7)	(1,859.4)	(1,829.2)
Gross profit	236.7	251.0	199.0	435.7	509.8
Operating expenses
Selling	(47.6)	(46.4)	(46.0)	(93.6)	(90.1)
General and administrative	(69.2)	(53.9)	(63.8)	(133.0)	(116.1)
Depreciation and amortization	(30.5)	(31.3)	(30.6)	(61.1)	(62.7)
Other operating income (expenses)	0.5	(0.7)	0.6	1.1	0.5

Income before equity and financial results	89.9	118.7	59.2	149.1	241.4
Financial results	22.4	(16.7)	12.4	34.8	(25.5)
Financial expenses	(40.2)	(28.2)	(32.3)	(72.5)	(52.1)
Financial income	40.1	18.7	33.7	73.8	39.9
Taxes on financial activities	22.5	(7.2)	11.0	33.5	(13.3)
Equity in earnings (losses) of affiliates Affiliates	0.6	1.5	-	0.6	1.4

Nonoperating income (expense)	(11.1)	(0.7)	(2.1)	(13.2)	(2.5)

Income before taxes and profit sharing	101.8	102.8	69.5	171.3	214.8

Provision for income and social contribution tax	(31.9)	(31.1)	(23.0)	(54.9)	(62.5)
Benefit of tax holidays	19.4	18.5	11.4	30.8	39.4

Income before minority interest	89.3	90.2	57.9	147.2	191.7

Minority interest	(1.2)	(0.7)	(1.1)	(2.3)	(1.4)
Net Income	88.1	89.5	56.8	144.9	190.3

EBITDA	136.0	164.5	106.6	242.6	332.7
Depreciation and amortization	46.1	45.8	47.4	93.5	91.3
Investments	80.9	56.3	54.4	135.3	107.2

RATIOS

Earnings / share - R$	1.08	1.10	0.70	1.78	2.41
Net debt / Stockholders' equity	Na	Na	Na
Net debt / LTM EBITDA	Na	Na	Na
Net interest expense / EBITDA	Na	0.10	Na	Na	0.08
Gross margin	20%	21%	18%	19%	22%
Operating margin	8%	10%	5%	6%	10%
EBITDA margin	11%	14%	10%	11%	14%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JUN

	2006	2005

Cash Flows from operating activities	197.4	195.5
Net income	144.9	190.3
Minority interest	2.3	1.4
Depreciation and amortization	93.5	91.3
Working capital	(45.8)	(81.8)
Financial expenses (A)	6.1	5.9
Deferred income and social contribution taxes	(11.2)	(6.2)
Other (B)	7.6	(5.4)

Cash Flows from investing activities	(135.3)	(107.2)
Additions to property, plant, equipment and deferred charges (C)	(135.3)	(107.2)
Acquisition of minority interests (including treasury shares)	-	-

Cash Flows from (used in) financing activities	(51.9)	269.5
Short term debt, net	(131.3)	(225.3)
Issuances	168.5	521.1
Related companies	(1.6)	(1.1)
Dividends paid (D)	(87.5)	(72.4)
Increase of capital	-	47.2

Net increase (decrease) in cash and cash equivalents	10.2	357.8

Cash and cash equivalents at the beginning of the period (E)	1,623.6	597.1

Cash and cash equivalents at the end of the period (E)	1,633.8	954.9

Supplemental disclosure of cash flow information
Cash paid for interest (F)	43.7	12.1
Cash paid for taxes on income (F)	6.6	11.7

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	161.2	166.8	155.7
Inventories	43.2	45.2	45.0
Other	10.3	27.2	14.7
Property, plant & equipment	406.3	433.6	411.0
Deferred charges	75.9	68.4	74.4

TOTAL OPERATING ASSETS	696.9	741.2	700.8

OPERATING LIABILITIES
Suppliers	29.4	14.7	22.3
Payroll and related charges	35.6	33.3	28.6
Taxes	4.1	2.8	3.8
Other accounts payable	1.9	4.4	2.2

TOTAL OPERATING LIABILITIES	71.0	55.2	56.9

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2006	2005	2006	2006	2005

Net sales	781.1	733.7	694.2	1,475.3	1,406.0

Cost of sales and services	(652.3)	(630.7)	(593.6)	(1,245.9)	(1,213.8)

Gross profit	128.8	103.0	100.6	229.4	192.2
Operating expenses
Selling	(27.9)	(22.5)	(24.4)	(52.3)	(46.0)
General and administrative	(23.3)	(18.4)	(21.5)	(44.8)	(38.5)
Depreciation and amortization	(28.3)	(29.1)	(28.2)	(56.5)	(58.3)

Other operating results	0.1	0.1	0.5	0.6	(0.1)

EBIT	49.4	33.1	27.0	76.4	49.3

EBITDA	77.6	62.2	55.3	132.9	107.6
Depreciation and amortization	28.3	29.1	28.2	56.5	58.3

RATIOS

Gross margin	16%	14%	14%	16%	14%
Operating margin	6%	5%	4%	5%	4%
EBITDA margin	10%	8%	8%	9%	8%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	175.5	172.2	160.4
Inventories	150.3	188.3	159.9
Other	78.8	29.8	44.6
Property, plant & equipment	476.0	416.3	457.2
Deferred charges	14.3	5.7	10.5

TOTAL OPERATING ASSETS	894.9	812.3	832.6

OPERATING LIABILITIES
Suppliers	56.7	38.9	67.1
Payroll and related charges	22.5	23.2	19.1
Taxes	8.2	9.1	7.1
Other accounts payable	1.6	18.2	2.3

TOTAL OPERATING LIABILITIES	89.0	89.4	95.6

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2006	2005	2006	2006	2005

Net sales	370.4	423.7	357.4	727.8	846.5

Cost of goods sold
Variable	(250.9)	(259.7)	(242.9)	(493.8)	(501.4)
Fixed	(24.6)	(29.2)	(26.9)	(51.5)	(49.9)
Depreciation and amortization	(9.3)	(8.5)	(9.4)	(18.7)	(16.9)

Gross profit	85.6	126.3	78.2	163.8	278.3

Operating expenses
Selling	(20.5)	(24.0)	(21.2)	(41.7)	(44.1)
General and administrative	(28.8)	(23.4)	(25.9)	(54.7)	(53.5)
Depreciation and amortization	(2.0)	(1.8)	(2.0)	(4.0)	(3.7)

Other operating results	0.6	(0.5)	-	0.6	0.8

EBIT	34.9	76.6	29.1	64.0	177.8

EBITDA	46.2	87.0	40.5	86.7	198.4

Depreciation and amortization	11.3	10.4	11.4	22.7	20.6

RATIOS

Gross margin	23%	30%	22%	23%	33%
Operating margin	9%	18%	8%	9%	21%
EBITDA margin	12%	21%	11%	12%	23%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	MAR	JUN

	2006	2005	2006

OPERATING ASSETS
Trade accounts receivable	23.7	23.6	23.9
Inventories	3.7	3.2	3.5
Other	7.3	6.8	6.0
Property, plant & equipment	197.7	198.6	192.7
Deferred charges	8.5	7.2	8.0

TOTAL OPERATING ASSETS	240.9	239.4	234.1

OPERATING LIABILITIES
Suppliers	8.4	9.9	10.3
Payroll and related charges	8.8	8.3	8.5
Taxes	3.7	2.6	2.8
Other accounts payable	-	2.0	-

TOTAL OPERATING LIABILITIES	20.9	22.8	21.6

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
 In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2006	2005	2006	2006	2005

Net sales	58.7	58.5	58.1	116.8	112.8

Cost of sales and services	(36.5)	(36.9)	(38.0)	(74.5)	(73.6)

Gross profit	22.2	21.6	20.1	42.3	39.2

Operating expenses
Selling	0.9	0.1	(0.4)	0.5	-
General and administrative	(18.4)	(13.7)	(17.9)	(36.3)	(27.0)
Depreciation and amortization	(0.2)	(0.1)	(0.1)	(0.3)	(0.2)

Other operating results	-	(0.2)	-	-	(0.2)

EBIT	4.5	7.7	1.7	6.2	11.8
EBITDA	10.9	13.8	9.3	20.2	23.8
Depreciation and amortization	6.4	6.1	7.6	14.0	12.0

RATIOS
Gross margin	38%	37%	35%	36%	35%
Operating margin	8%	13%	3%	5%	10%
EBTIDA margin	19%	24%	16%	17%	21%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

(US$ millions)	2006	2005	2006	2006	2005

Net sales
Ultrapar	548.0	484.3	499.9	1,047.7	908.9
Ultragaz	357.5	295.6	316.1	673.5	546.3
Oxiteno	169.5	170.7	162.8	332.2	328.9
Ultracargo	26.9	23.6	26.5	53.3	43.8
EBIT
Ultrapar	41.1	47.8	27.0	68.1	93.8
Ultragaz	22.6	13.3	12.3	34.9	19.2
Oxiteno	16.0	30.9	13.3	29.2	69.1
Ultracargo	2.1	3.1	0.8	2.8	4.6
Operating margin
Ultrapar	8%	10%	5%	6%	10%
Ultragaz	6%	4%	4%	5%	4%
Oxiteno	9%	18%	8%	9%	21%
Ultracargo	8%	13%	3%	5%	10%
EBITDA
Ultrapar	62.2	66.3	48.6	110.7	129.3
Ultragaz	35.5	25.1	25.2	60.7	41.8
Oxiteno	21.2	35.1	18.4	39.6	77.1
Ultracargo	5.0	5.6	4.2	9.2	9.3
EBITDA margin
Ultrapar	11%	14%	10%	11%	14%
Ultragaz	10%	8%	8%	9%	8%
Oxiteno	12%	21%	11%	12%	23%
Ultracargo	19%	24%	16%	17%	21%
Net income
Ultrapar	40.3	36.1	25.9	66.1	73.9
Net income / share (US$)	0.50	0.44	0.32	0.81	0.94

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil
Loans and debentures	Balance in June/2006
							Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Ultrapar Consolidated	Index/ Currency (*)	Minimum	Maximum	Maturity and Amortization Schedule
Foreign Currency
Syndicated loan	-	130.0	-	-	130.0	US$	5.1	5.1	Semiannually to 2008
Financings for Property Plant & Equipment	-	8.8	-	-	8.8	MX$ + TIIE (*)	2.0	2.0	Semiannually to 2010
Working capital loan	-	7.9	-	-	7.9	MX$ + TIIE (*)	1.0	1.0	Monthly to 2006
Export prepayment, net of linked operations	-	15.0	-	-	15.0	US$	4.2	6.2	Semiannually to 2008
Foreign financing	-	26.5	-	-	26.5	US$ + LIBOR	2.0	2.0	Semiannually to 2009
Notes	672.4	-	-	-	672.4	US$	7.3	9.0	Semiannually to 2020
National Bank for Economic	12.1	1.3	4.0	-	17.4	UMBNDES(*)	8.6	10.3	Monthly to 2011
and Social Development - BNDES	0.2	2.4	-	-	2.6	US$	8.6	10.8	After Nov/06, monthly until 2011
Advances on Foreign Exchange Contracts	-	5.3	-	-	5.3	US$	4.9	5.7	Maximum of 60 days
Subtotal	684.7	197.2	4.0	-	885.9
Local Currency
National Bank for Economic	70.6	44.1	46.9	-	161.6	TJLP (*)	1.5	4.9	Monthly to 2011
and Social Development - BNDES	-	9.1	-	-	9.1	IGP-M (*)	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	0.8	12.3	34.9	-	48.0	TJLP (*)	1.8	4.9	Monthly to 2011
Research and projects financing (FINEP)	-	51.3	-	-	51.3	TJLP (*)	(2.0)	5.0	Monthly to 2013
Debentures	-	-	-	315.3	315.3	CDI (*)	102.5	102.5	Semiannually to 2008
Other	-	-	0.5	-	0.5	-	-	-
Subtotal	71.4	116.8	82.3	315.3	585.8
Total	756.1	314.0	86.3	315.3	1,471.7
Composition per Annum
Up to 1 Year	41.7	54.1	24.5	15.3	135.6
From 1 to 2 Years	22.8	43.2	23.8	300.0	389.8
From 2 to 3 Years	18.8	164.7	21.1	-	204.6
From 3 to 4 Years	1.6	42.1	16.0	-	59.7
Thereafter	671.2	9.9	0.9	-	682.0
Total	756.1	314.0	86.3	315.3	1,471.7

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in June/2006

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and Long term investments	65.9	1,167.6	21.0	379.1	0.2	1,633.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	August 2, 2006

		By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Notice to shareholders–Distribution of dividends, August 2, 2006 and Second Quarter 2006 Earnings Release, August 2, 2006)